Shareholder Voting Results
					(Unaudited)

There was a special meeting of shareholders on February 22, 1996 for the Trust to approve the selection of PNC Institutional Management Corporation ("PIMC") as the Investment Adviser and to approve a new Investment Advisory Agreement between the Trust and PIMC. Due to lack of quorum, the meeting was adjourned for the Institutional Tax Free Portfolio. The following were the results of the vote for the California
Portfolio:

		For	      		238,197,686
		Against			    2,658,882
		Abstain			    3,889,497


The special meeting of shareholders was reconvened on April 15, 1996 for the Institutional Tax Free Portfolio to approve the selection of PIMC as the Investment Adviser and to approve a new Investment Advisory Agreement between the Trust and PIMC. The following were the results of the vote:

		For 	      		 58,866,096
		Against			        70,722
		Abstain			     1,317,391

There were no other proposals voted upon at such meetings.